Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

February 1, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Attn:	Mr. Duc Dang
Mr. Jerard Gibson

Re:	BREF HR, LLC
Amendment No. 2 to Registration Statement on Form 10
Filed January 24, 2012
File No. 000-54532

Dear Mr. Dang:

On behalf of our client, BREF HR, LLC (the “Company”), set forth below in bold are each of the comments in your letter of November 13, 2012 with respect to Amendment No. 2 (the “Amendment”) to the Registration Statement on Form 10 (the “Registration Statement”) of the Company (File No. 000-54532). Immediately following each of the comments of staff of the Securities and Exchange Commission (“Staff”) is the Company’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in Staff’s comment letter and includes the caption used in the comment letter. Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Registration Statement.

Amendment 2 to Form 10-12G filed January 24, 2012

General

1.	We note your response to comment 2. In addition to the disclosure you have proposed, please also include a detailed restatement footnote in your 2011 Form 10-K that discloses the original and restated asset and liability allocations and BEV, briefly describes the assumptions and valuation methodologies that changed from the original valuation and the reasons for the changes, and complies with the disclosure requirements of ASC 250-10-50-11. Furthermore, clearly label all quarterly financial information presented as “restated” for all periods impacted. Please provide us with your full proposed disclosures regarding the restatement.

Presented below is the footnote to the Company’s consolidated financial statements which presents Selected Quarterly Financial Data that the Company intends to include in its Annual Report on Form 10-K for the year ended

December 31, 2011, in order to comply with the requirements of Reg. S-K subpart 229.302(a)(2). For each financial statement items presented, the proposed disclosure presents the amounts as previously reported and as restated. Immediately following the schedule of financial information, the Company describes the nature of the error causing the restatement and presents a quantification of the primary effect of the restatement. In addition, as the Company files unaudited interim financial statements in its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012, June 30, 2012 and September 30, 2012, the Company will include disclosure of the restatement of the quarterly financial information for 2011 that complies with the disclosure requirements under ASC 250-10-50-11.

Quarterly Financial Information (unaudited)

Quarterly financial information for the years ended December 31, 2011 and 2010 is summarized below (in thousands). The previous presentation of the 2011 interim periods was not on a quarterly basis. The table below allocates the previously presented March 1, 2011 to September 30, 2011 and March 1, 2011 to June 30, 2011 successor periods to the appropriate quarterly periods:

	2010				2011
	HRH Holdings				The Company
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Period from Jan 1, 2011 to Feb 28, 2011	Period from Mar 1, 2011 to Mar 31, 2011		Second Quarter		Third Quarter		Fourth Quarter
						As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Total Revenues	$54,159	$64,645	$60,534	$44,633	$29,257	$16,457	$16,451	$57,437	$57,247	$52,042	$50,702	$40,253
Operating Income (loss)	$(9,098)	$(3,779)	$(14,820)	$(33,240)	$(7,451)	$517	$671	$5,300	$5,129	$(312)	$343	$(5,384)
Income (loss) before Income taxes	$(28,099)	$(20,286)	$(31,277)	$(49,488)	$10,147	$(5,717)	$(6,239)	$(13,500)	$(15,769)	$(19,249)	$(21,191)	$(26,272)
Net Income (loss)	$(28,099)	$(20,538)	$(31,384)	$(49,596)	$10,006	$(5,717)	$(6,239)	$(13,500)	$(15,769)	$(19,249)	$(21,191)	$(26,272)

The interim unaudited condensed consolidated financial statements for the quarterly periods ended March 31, 2011, June 30, 2011 and September 30, 2011 have been restated to correct errors in the accounting for the acquisition of the Hard Rock Hotel & Casino Las Vegas and other identified immaterial errors. Subsequent to the issuance of the September 30, 2011 interim unaudited condensed consolidated financial statements of the Company, an error from an oversight or misuse of facts was identified in forecasts which had been used to estimate the fair values of the assets acquired and liabilities assumed in the acquisition of the Hard Rock Hotel & Casino Las Vegas as of March 1, 2011. As a result, the Company has corrected the fair values of the assets acquired and liabilities assumed, which as of March 1, 2011 are in aggregate approximately $707.8 million and $622.8 million, respectively. The previously recorded fair values of the assets and liabilities had been $894.8 million and $767.2 million, respectively.

Specifically, the Company determined that certain cash flow forecasts and discount rates used in the initial determination of fair values did not reflect market conditions at March 1, 2011. The key assumptions that were corrected and their effect on the valuation are as follows:

•	Management reduced estimated debt free net cash flow for the base year from $41.5 million to $35.8 million and reduced estimated terminal year debt free net cash flow from $90.8 million to $85.5 million. Utilizing an appropriate multiple the estimated terminal value was reduced from $908 million to $760 million. The discount rate used was increased from 13% to 14%. These changes decreased business enterprise value (“BEV”) by approximately $110 million.

•

Management determined that there was value as of the March 1, 2011 acquisition date related to certain specific new initiatives, specifically the addition of or planned changes to the clubs and restaurants at Hard Rock Hotel & Casino Las Vegas, as well as additional expected trademark licensing fee agreements. Due to the errors identified, management corrected certain of the assumptions in the valuation of the planned new initiatives to reflect the market conditions and the risk associated with uncertainty in the forecasted net revenues from the new initiatives, reducing the estimated net cash flows and increasing the discount rates used from 17% to 35%. These changes decreased BEV by approximately $80 million.

•

Management changed the discount rates used to fair value the assumed mortgage debt to reflect the market conditions and the risk associated with the arrangements. Based on the reduced business enterprise value, management determined that the face amount of the mortgage significantly exceeded fair value of the assets of Hard Rock Hotel & Casino Las Vegas and adjusted the discount rates to reflect the risk associated with the arrangements. These changes decreased the fair value of the mortgage by approximately $170 million.

The effects of the restatement on the acquisition valuation of the Hard Rock Hotel & Casino are as follows:

	(In Thousands)
	As previously reported	As restated
Land, buildings and equipment	659,330	523,500
Intangible assets	185,265	109,236
Other assets	50,236	75,063
Total assets	894,831	707,799
Long term debt	722,282	582,782
Other liabilities	44,966	39,971
Total liabilities	767,248	622,753

As a result of the restatement of the accounting for the initial acquisition, amounts that had been recognized in the interim unaudited condensed consolidated statement of operations related to the amortization or depreciation of assets acquired have also been restated. In addition, the interim information referred to above has been restated to correct other immaterial misstatements, both individually and in the aggregate, related to the recording of certain estimates and accruals identified during the preparation of the Company’s consolidated financial statements of the period from March 1, 2011 to December 31, 2011 that were not related to the accounting for the acquisition of the Hard Rock Hotel & Casino Las Vegas. The Company will restate the interim unaudited condensed consolidated financial statements for the quarterly periods ended March 31, 2011, June 30, 2011 and September 30, 2011, prospectively with the filing of fiscal year 2012 interim unaudited condensed consolidated financial statements. The table above reflects the restated and previously reported summary of selected quarterly financial data.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies, page 55

Fair Value Measurements, page 57

Valuation of Hard Rock Trade Name, page 58

2.	We note your response to comment 4. Although the prospective contracts may have value, it is still unclear how you determined that the three additional potential sub-licensing agreements not yet executed met the criteria to be considered separately identifiable intangible assets. Please address further and refer to ASC 805-20-55-7. Furthermore, considering these potential sub-licensing agreements have still not been executed, please tell us if you revised the expected cash flows related to these potential sub-licenses that were used in your impairment analyses as at December 31, 2011 and June 30, 2012. Clarify if the probability of execution and estimated revenues increased or decreased over time and explain why; please address each potential agreement separately.

As part of the Assignment on March 1, 2011, in connection with the acquired rights to the Hard Rock licensing intangible asset, the Company also acquired the right to enter into future sub-license agreements to use the Hard Rock Hotel and Casino trademark in the western United States as well as certain foreign countries. The Company determined that a market participant would attribute value to this right. Accordingly, in developing the projections that were used to determine the BEV of the Hard Rock Hotel and Casino Las Vegas, inclusive of the Hard Rock licensing intangible asset, management developed forecasts of the projected cash flows that included cash flows from potential sub-licensing agreements to estimate the value of this right.

ASC 805-20-55-3 defines the separability criterion as follows:

“The separability criterion means that an acquired intangible asset is capable of being separated or divided from the acquiree and sold, transferred, licensed, rented, or exchanged, either individually or together with a related contract, identifiable asset, or liability. An intangible asset that the acquirer would be able to sell, license, or otherwise exchange for something else of value meets the separability criterion even if the acquirer does not intend to sell, license, or otherwise exchange it.”

The Company has the right to enter into sub-license agreements and also has the right to transfer/sell this right to other third parties. Accordingly, the Company’s right to enter into sub-license agreements could be divided from the Company’s other assets and independently sold. Consequently, this right meets the separability criterion specified in ASC 805-20-55-3 (e.g., it is an acquired intangible asset that is capable of being licensed). Further, the sub-licensing right arises out of contractual right acquired through the change in control, thus meeting the contractual-legal criterion per ASC 805-20-55-2. Because a market participant would attribute value to the sub-licensing right, the Company believes that it constitutes an asset that must be recognized separately from goodwill.

As described in the Company’s letter dated October 5, 2012, in developing the fair value of future sublicensing agreements as at March 1, 2011, management determined that a typical market participant would anticipate that a single sublicensing agreement would be executed in each of 2013, 2014 and 2015. These expectations were not attributable to a specific potential contract, but rather were based on cash flows management believed a market participant would expect to realize from the sub-licensing right. Management continues to believe the revenue from the sublicensing agreements currently being negotiated will be consistent with or in excess of the anticipated revenue in the March 1, 2011 valuation, validating the assumptions management believes would be used by a market participant to value the Hard Rock licensing intangible asset.

Accordingly, the value attributed to the right to enter into sub-license agreements is not based on the value of potential contracts under negotiation with prospective sub-licensees at the acquisition date, and therefore the guidance of ASC 805-20-55-7 is not applicable the valuation of the Hard Rock Hotel & Casino Las Vegas as of March 1, 2011. The Company did not assign value to potential contracts with specific prospective sub-licensees, but rather the Company estimated the cash flows management believes a market participant would use to determine the fair value of the right to enter into sub-license agreements. In determining the fair value of the right to enter into sub-license agreements, management estimated the cash flows they believed a market participant would expect to realize from the sub-licensing right. These estimated cash flows related to a fixed period of time (generally 20 years) instead of the unlimited period over which the Company expects to earn such sub-license fees, because the effect of the 35% discount rate for utilized in the determination of the FV the right to enter into such future sub-license agreements resulted in the consideration of additional estimated sub-license fees in periods beyond those considered in the calculation not having a meaningful impact of the FV attributed to this right. For example, if cash flows for an additional 10 years were considered in the determination of FV, the $7 million FV attributed to this right would increase by only about $100,000.

Because the right to enter into sub-licensing agreements is a perpetual, non-expiring right, the Company has reconsidered its conclusion regarding the estimated useful life of this acquired intangible asset from that described in its prior submissions to the Staff and has determined that the fair value attributed to this right has an indefinite life. Even though the term of Company’s sublicense right is indefinite, the Company has considered whether it believes this right has the continued ability to generate cash flows over a time horizon with no foreseeable limit on the period over which the sub-license right is expected to contribute to the Company’s cash flows. As more fully described below, the Company does not believe that the effects of obsolescence, demand, competition, and other economic factors will impose limits on the period period over which the sub-license right is expected to contribute to the Company’s cash flows. ASC 350-30-35-15 states that “[i]f an intangible asset is determined to have an indefinite useful life, it shall not be amortized until its useful life is determined to be no longer indefinite.” In forming its judgment on the useful life of the right to enter into sub-licensing agreements, the Company considered the following requirements of ASC 350-30-35-3:

(a)	The expected use of the asset by the entity – The Company intends to enter into sub-licensing agreements with third parties to utilize the Hard Rock Hotel & Casino trademark in conjunction with hotel casinos to be operated in those jurisdictions in which the Company has that right.

(b)	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate – The Company’s related right to use the Hard Rock Hotel & Casino trademark on the Hard Rock Hotel and Casino Las Vegas was determined to have an indefinite useful life.

(c)	Any legal, regulatory, or contractual provisions that may limit the useful life. The cash flows and useful lives of intangible assets that are based on legal rights are constrained by the duration of those legal rights. Thus, the useful lives of such intangible assets cannot extend beyond the length of their legal rights and may be shorter – The Company’s right to enter into sub-licensing agreements is a perpetual and non-expiring right and is not limited in any way by any legal, regulatory or contractural provisions. The Company can enter into sub-licensing agreements in those jurisdictions in which the Company has that right with terms that the Company determines to make appropriate business sense and has the right to extend or renew those agreements as it determines appropriate.

(d)	The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity-specific factors in this paragraph – While the Company does not have significant historical experience entering into sub-licensing agreements, the Predecessor entity had entered into two sub-license agreements, which have initial terms of 10 to 12 years and provide various renewal options to the licensees. Because the Company’s right to enter into sub-licensing agreements is a perpetual and non-expiring right, the terms of the sub-licensing agreements that the Company has the right to execute can extend indefinitely.

(e)	The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels) – The Company believes that the regulatory and business environments are supportive of increasing opportunities to execute sub-licensing agreements. The Hard Rock Hotel & Casino brand is an exceptionally well-known brand and the Company believes that there will be demand over a time period with no foreseeable limit to execute and renew, as appropriate, sub-licensing agreements.

(f)	The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not – The Company does not believe that it will need to make significant maintenance expenditures to be able to obtain the expected future cash flows from the right to enter into sub-licensing agreements.

Based on these considerations, the Company has determined that the value attributed to this intangible asset has an indefinite life and should not be amortized, but rather be subject to periodic review for impairment, as required by ASC 350-30-35-18. As noted above, the conclusion that the sub-licensing right constitutes an indefinite lived intangible asset is consistent with the Company’s conclusion that the right to use the Hard Rock trade name constitutes an indefinite lived intangible asset.

In response to Staff’s request, the Company has authorized the undersigned to acknowledge the following on the Company’s behalf:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would very much appreciate receiving Staff’s comments, if any, with respect to the Amendment as promptly as practicable. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165 or Tom Caldwell at (212) 310-8688.

Sincerely,

/s/ Matthew D. Bloch

Matthew D. Bloch